UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

TO THE NATIONAL SECURITIES

EXCHANGE COMMISSION (CNMV)

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) pursuant to the securities market legislation, hereby files the following:

RELEVANT EVENT

BBVA invites holders of the outstanding asset-backed securities (the “Securityholders”) detailed in the annexed table (the “Senior Securities” and the “Mezzanine Securities” and, together, the “Securities”, and each series of Securities referred to in the annexed table, a “Series”) to tender their Securities for purchase by the Bank for cash. The Securities have been placed with qualified investors, both Spanish and international.

Capitalised terms used in this announcement but not defined have the meaning given to them in the Tender Offer Memorandum dated 20 June 2012.

Purchase price

The purchase of the Securities will be carried out under an unmodified Dutch-auction procedure. The purchase price that BBVA will pay Securityholders whose offers are accepted (each price, the “Purchase Price”) will be equal to the price specified by Securityholders in their Tender Instructions.

Securityholders may, in respect of Senior Securities, make competitive and non-competitive offers with respect to the purchase price of the Securities, which may or may not be accepted by BBVA. In the non-competitive offers related to the Senior Securities, the Minimum Purchase Price will be considered to be the purchase price specified by Securityholders.

In respect of Mezzanine Securities, BBVA will be able to accept offers from the lowest purchase price tendered to the highest purchase price tendered.

As the Purchase Price applicable to each Securityholder who validly submits a tender which is accepted by BBVA is determined by reference to the relevant purchase price specified by such Securityholder in its Tender Instruction, the Purchase Price payable to each such Securityholder will not necessarily be the same.

Each Securityholder whose Securities have been validly tendered and accepted for purchase by BBVA will also receive an accrued interest payment in respect of any accrued but unpaid interest on the relevant Securities from (and including) the immediately preceding interest payment date for such Securities until (but excluding) the Settlement Date.

Acceptance Amount

BBVA will have absolute discretional powers to decide whether the Securities offered are or are not purchased, pursuant to the terms established in the Tender Offer Memorandum. BBVA may decide not to purchase any of the Securities. Likewise and in particular, BBVA reserves the right to purchase a maximum number of Securities per issue as a function of the offers received. In determining the acceptance of the offers received BBVA’s consideration will be the relationship between the price at which the Securities are being offered versus the underlying risk of the Securities.

General

Securityholders may submit their offers from 20th June 2012 until 17:00 hours (CET) on 27th June 2012. BBVA will announce the results on 28th June 2012. The expected Settlement Date for the Invitations is 2nd July 2012. BBVA may, in its sole discretion, extend, re-open, amend, revoke or terminate any Invitation at any time as provided in the Tender Offer Memorandum.

The Invitations are being made as part of BBVA’s active management of its outstanding liabilities and capital and are designed to provide liquidity to Securityholders. BBVA expects the execution of the Invitations to have a positive impact on its capital structure, with the objective of enhancing the levels of BBVA´s capital provisioning and, in particular, the solvency position of the Group.

The terms and conditions of the Invitations, governed by Spanish Law, are contained in the Tender Offer Memorandum dated 20 June 2012. The Tender Offer Memorandum is available to Securityholders from the tender agent, Lucid Issuer Services Limited (the “Tender Agent”), whose contact information appears below. Securityholders are advised to read carefully the mentioned Tender Offer Memorandum.

The Dealer Managers will be Banco Bilbao Vizcaya Argentaria, S.A., Barclays Bank PLC, HSBC Bank plc and Société Générale.

If you need further information on the Invitations, please contact the Tender Agent: at the following email address: bbva@lucid-is.com /+44 (0) 20 7704 0880, Attention of: David Shilson / Paul Kamminga.

Madrid, 20th June 2012

Disclaimer: Neither the Invitations nor the Tender Offer Memorandum constitute a securities offer or an offer to purchase securities pursuant to the Securities Exchange Act, Royal Decree 1310/2005, 4th November, and Royal Decree 1066/2007. Thus, neither the Invitations nor the Tender Offer Memorandum are subject to filing at the CNMV (securities exchange authority). The Invitations are not implemented in any jurisdiction where this is not permitted under its applicable legislation, and in particular, does not constitute an offer to purchase securities or a request to receive offers for sale from any US Person, person that is in or resides in the United States of America, its territories and possessions (including Puerto Rico, the Virgin Islands of the United States, Guam, American Samoa, the Wake Island and the North Mariana Islands) (the “United States”), any of the states in the United States or the District of Columbia, nor does it constitute an offer or request addressed to any address in the United States. The Invitations are subject to other restrictions applicable to it, which are given in detail in the Tender Offer Memorandum.

ANNEX

SENIOR SECURITIES

Issuer	Series	ISIN	Purchase Price	Minimum Purchase Price	Aggregate Outstanding Principal Amount
BBVA-3 FTPYME Fondo de Titulización de Activos	Series A2(G) €215,300,000	ES0310110012	To be determined pursuant to the Unmodified Dutch Auction Procedure	94%	€32,203,541
BBVA HIPOTECARIO 3 Fondo de Titulización de Activos	Series A2 €925,700,000	ES0314227010		93%	€153,254,911
BBVA-4 PYME Fondo de Titulización de Activos	Series A2 €879,300,000	ES0370458012		96%	€26,765,804
BBVA AUTOS 2 Fondo de Titulización de Activos	Series A €949,500,000	ES0333761007		95%	€96,238,187
BBVA CONSUMO 1 Fondo de Titulización de Activos	Series A €1,447,500,000	ES0333763003		95%	€146,708,902
BBVA-5 FTPYME Fondo de Titulización de Activos	Series A1 €1,472,800,000	ES0370459002		94%	€80,348,015
BBVA-5 FTPYME Fondo de Titulización de Activos	Series A2 €200,000,000	ES0370459010		93%	€26,220,380
BBVA-5 FTPYME Fondo de Titulización de Activos	Series A3(G) €130,300,000	ES0370459028		92%	€13,320,751
BBVA CONSUMO 2 Fondo de Titulización de Activos	Series A €1,440,700,000	ES0313956007		95%	€202,765,847
BBVA FINANZIA AUTOS 1 Fondo de Titulización de Activos	Series A €744,000,000	ES0313958003		95%	€103,976,009
BBVA RMBS 1 Fondo de Titulización de Activos	Series A2 €1,400,000,000	ES0314147010		78%	€914,677,260
BBVA RMBS 1 Fondo de Titulización de Activos	Series A3 €495,000,000	ES0314147028		52%	€495,000,000
BBVA RMBS 2 Fondo de Titulización de Activos	Series A2 €2,400,000,000	ES0314148018		80%	€1,547,150,880

SENIOR SECURITIES

Issuer	Series	ISIN	Purchase Price	Minimum Purchase Price	Aggregate Outstanding Principal Amount
BBVA RMBS 2 Fondo de Titulización de Activos	Series A3 €387,500,000	ES0314148026	58%	To be determined pursuant to the Unmodified Dutch Auction Procedure	€387,500,000
BBVA RMBS 2 Fondo de Titulización de Activos	Series A4 €1,050,000,000	ES0314148034	46%		€1,050,000,000
BBVA-6 FTPYME Fondo de Titulización de Activos [1]	Series A1 €1,201,900,000	ES0370460000	93%		€109,124,347
BBVA-6 FTPYME Fondo de Titulización de Activos [1]	Series A2(G) €215,500,000	ES0370460018	84%		€93,825,381
BBVA LEASING 1 Fondo de Titulización de Activos	Series A1 €750,000,000	ES0314209000	87%		€114,291,525
BBVA LEASING 1 Fondo de Titulización de Activos	Series A2 €1,606,200,000	ES0314209018	87%		€244,766,730
BBVA RMBS 3 Fondo de Titulización de Activos	Series A1 €1,200,000,000	ES0314149008	60%		€551,750,520
BBVA RMBS 3 Fondo de Titulización de Activos	Series A2 €595,500,000	ES0314149016	60%		€557,606,191
BBVA RMBS 3 Fondo de Titulización de Activos	Series A3a €681,031,152	ES0314149057	60%		€671,905,335
BBVA RMBS 3 Fondo de Titulización de Activos	Series A3b €136,206,230.40	ES0314149065	60%		€136,206,230
BBVA RMBS 3 Fondo de Titulización de Activos	Series A3c €63,562,907.52	ES0314149073	60%		€63,562,908
BBVA RMBS 3 Fondo de Titulización de Activos	Series A3d €27,241,246.08	ES0314149081	60%		€27,241,246
BBVA-8 FTPYME Fondo de Titulización de Activos	Series A2(G) €461,700,000	ES0370462014	88%		€197,119,075

[1]	Given that the next interest and principal payment date in respect of the BBVA 6 FTPYME Fondo de Titulización de Activos Series A1 and Series A2(G) in accordance with and subject to their respective terms and conditions, falls on 22 June 2012, respectively, updated Pool Factors, current denominations and aggregate outstanding principal amounts will be applicable to such Securities from such dates, which shall be used for settlement purposes. The Bank will announce on or before the date of Announcement of Invitation Results the updated Pool Factors, current denominations and aggregate outstanding principal amounts applicable to the BBVA 6 FTPYME Fondo de Titulización de Activos Series A1 and, Series A2(G) for such settlement purposes.

MEZZANINE SECURITIES

Issuer	Series	ISIN	Purchase Price	Aggregate Outstanding Principal Amount
BBVA AUTOS 1 Fondo de Titulización de Activos	Series C €27,000,000	ES0314204027	To be determined pursuant to the Unmodified Dutch Auction Procedure	€20,504,183
BBVA-3 FTPYME Fondo de Titulización de Activos	Series B €40,800,000	ES0310110020		€17,657,844
BBVA-3 FTPYME Fondo de Titulización de Activos	Series C €18,600,000	ES0310110038		€8,049,900
BBVA HIPOTECARIO 3 Fondo de Titulización de Activos	Series B €55,900,000	ES0314227028		€46,525,861
BBVA HIPOTECARIO 3 Fondo de Titulización de Activos	Series C €18,900,000	ES0314227036		€15,731,895
BBVA-4 PYME Fondo de Titulización de Activos	Series B €28,800,000	ES0370458020		€18,409,870
BBVA-4 PYME Fondo de Titulización de Activos	Series C €41,900,000	ES0370458038		€26,783,804
BBVA AUTOS 2 Fondo de Titulización de Activos	Series B €20,500,000	ES0333761015		€20,500,000
BBVA AUTOS 2 Fondo de Titulización de Activos	Series C €30,000,000	ES0333761023		€30,000,000
BBVA CONSUMO 1 Fondo de Titulización de Activos	Series B €28,500,000	ES0333763011		€28,500,000
BBVA CONSUMO 1 Fondo de Titulización de Activos	Series C €24,000,000	ES0333763029		€24,000,000
BBVA-5 FTPYME Fondo de Titulización de Activos	Series B €39,900,000	ES0370459036		€39,900,000
BBVA-5 FTPYME Fondo de Titulización de Activos	Series C €57,000,000	ES0370459044		€57,000,000
BBVA CONSUMO 2 Fondo de Titulización de Activos	Series B €16,500,000	ES0313956015		€16,500,000

MEZZANINE SECURITIES

Issuer	Series	ISIN	Purchase Price	Aggregate Outstanding Principal Amount
BBVA CONSUMO 2 Fondo de Titulización de Activos	Series C €42,800,000	ES0313956023	To be determined pursuant to the Unmodified Dutch Auction Procedure	€42,800,000
BBVA FINANZIA AUTOS 1 Fondo de Titulización de Activos	Series B €26,800,000	ES0313958011		€26,800,000
BBVA FINANZIA AUTOS 1 Fondo de Titulización de Activos	Series C €29,200,000	ES0313958029		€29,200,000
BBVA RMBS 1 Fondo de Titulización de Activos	Series B €120,000,000	ES0314147036		€120,000,000
BBVA RMBS 1 Fondo de Titulización de Activos	Series C €85,000,000	ES0314147044		€85,000,000
BBVA RMBS 2 Fondo de Titulización de Activos	Series B €112,500,000	ES0314148042		€112,500,000
BBVA RMBS 2 Fondo de Titulización de Activos	Series C €100,000,000	ES0314148059		€100,000,000
BBVA-6 FTPYME Fondo de Titulización de Activos	Series B €50,300,000	ES0370460026		€50,300,000
BBVA-6 FTPYME Fondo de Titulización de Activos	Series C €32,300,000	ES0370460034		€32,300,000
BBVA LEASING 1 Fondo de Titulización de Activos	Series B €82,500,000	ES0314209026		€82,500,000
BBVA LEASING 1 Fondo de Titulización de Activos	Series C €61,300,000	ES0314209034		€61,300,000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: June 20, 2012	By:	/s/ Erik Schotkamp
	Name:	Erik Schotkamp
	Title:	Capital and Funding Management Director